At the June 28, 1995 Annual Meeting of Stockholders of the Registrant, the stockholders ratified the selection by the Registrant's Board of Directors, including a majority of such directors who are not "interested persons" (as such term is defined in the Investment Company Act of 1940), of Ernst & Young LLP, independent public accountants, to serve as the Registrant's auditors for the year ending December 31, 1995.

     The Board's selection of Ernst & Young LLP was based on considerations of administrative convenience and cost efficiency, and did not involve any dispute with Coopers & Lybrand L.L.P. or a decision by Coopers & Lybrand L.L.P. not to stand for re-election as auditors. The report of Coopers & Lybrand L.L.P. on the financial statements of the Registrant as of December 31, 1994 and for the year then ended and for the period December 14, 1993 (commencement of operations) to December 31, 1993 did not contain an adverse opinion or disclaimer of opinion and was not qualified or modified as to audit scope or accounting principles.

     Ernst & Young LLP has informed the Registrant that neither Ernst & Young LLP nor any of its partners has any direct or indirect financial interest in the Registrant except as auditors and independent public accountants. Coopers & Lybrand L.L.P. served as the Registrant's independent public accountants since the Registrant's inception.